SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 23, 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X  Form 40-F
                                     ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes      No X
                                    -----   ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes      No X
                                    -----   ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes      No X
                                    -----   ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CORUS GROUP plc



Date:  May 23, 2005                         By   Theresa Robinson
    -----------------------                      ----------------

                                                 Name: Mrs T Robinson
                                                 Group Secretariat Co-ordinator

23 May 2005


Corus Group plc


The following Director of the Company purchased Corus Group plc shares at 43.5 pence per share on 20 May 2005 under the Corus Group Employee Share Ownership
Plan:

--------------------------------------------------------------------------------
                                                              No of Shares
                                                              Purchased
--------------------------------------------------------------------------------
D M Lloyd                                                     288
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Mr Lloyd's holding in Ordinary Shares following this notification is as follows:

--------------------------------------------------------------------------------
Description                                                   Number
--------------------------------------------------------------------------------
Holding of Ordinary Shares                                    84,078
--------------------------------------------------------------------------------
Deferred bonus shares held under the Corus Group              269,940
Leveraged Equity Acquisition Plan
--------------------------------------------------------------------------------
Conditional shares held under the Corus Group                 334,929
Leveraged Equity Acquisition Plan
--------------------------------------------------------------------------------

END